United States securities and exchange commission logo





                             August 22, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed August 10,
2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

       Amendment 8 to Form S-1 Filed on August 10, 2023

       Dilution, page 22

   1. We note your response to comment 1 and that you present a net tangible book value of ($13,417) as of
April 30, 2023, which includes your intangible assets of $8,206. Please revise your net
tangible book value calculation to exclude intangible assets as well as revise and review the
calculations within the other scenarios of your offering as
                                                        applicable.
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg   Bilinski
            Corp.
Comapany
August 22, NameMag
           2023      Magna Corp.
August
Page 2 22, 2023 Page 2
FirstName LastName
Mag Magna Corp Statement of Operations, page F-3

2. As you have restated your statement of operations for the year ended April 30, 2023, please include a description of the nature of the error in the notes to the financial statements. Refer to ASC 250-10-50-7.
       You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Roger D. Linn